UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Paris, 27 February 2024

PRESS RELEASE

Orange and BNP Paribas conclude their exclusive negotiations by signing several agreements

•      In June 2023, Orange and BNP Paribas entered into exclusive negotiations to define a referral partnership for Orange Bank’s customer portfolio in France, to develop financing solutions for mobile devices and to discuss the terms of a takeover of Orange Bank’s business in Spain.

•      At the end of these negotiations, Orange selected BNP Paribas to offer a banking continuity solution for its customers[1] in France and Spain.

Orange and BNP Paribas, which entered into exclusive negotiations in June 2023, today announce the signing of several agreements to define the terms of the collaboration between the two groups.

Orange and BNP Paribas have concluded a referral agreement in France. Hello bank!, BNP Paribas’ digital bank, offers Orange Bank’s customers in France an exclusive1, simplified account-creation mechanism, coupled with dedicated support, allowing them to access its daily banking services and its complete range of solutions (savings, loans, insurance, trading, cashback).

Orange Bank and BNP Paribas Personal Finance, through its Cetelem brand, have reached a commercial agreement to provide a continuity solution to Orange Bank’s customers1 in Spain. The two entities will work together to support customers throughout their transition during 2024 to Cetelem digital banking solutions.

Customers in both France and Spain can continue to use their accounts and Orange Bank services until they receive personalized notification from Orange Bank indicating the next steps.

Orange and BNP Paribas Personal Finance are working together on a new credit solution for the financing of mobile devices.

Orange expresses its gratitude towards the employees of Orange Bank for their unwavering commitment and the quality of dialogue over the past few months.

"This project contributes to the successful execution of our Lead the Future strategic plan to consolidate our leadership in our core business," explains Christel Heydemann, CEO of Orange. "Thank you to everyone who contributed to the development of the bank, both within Orange Bank and in the distribution networks in France and Spain. We are delighted to work with BNP Paribas, the leading bank in the European Union, to secure a clear way forward for our customers with a dedicated offer, supported by two trusted groups."

"We are delighted to have concluded these agreements with Orange Group, a long-standing partner, and one with whom we share a common commitment to customer service. Our teams are already mobilized to provide a simple and fluid transition for Orange Bank customers in France and Spain, who going forward, will benefit from all BNP Paribas Group services. This enhanced cooperation with Orange marks a further milestone which we are happy to reach alongside them," says Thierry Laborde, Chief Operating Officer of BNP Paribas.

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 44.1 billion euros in 2023 and 137,000 employees worldwide at 31 December 2023, including 73,000 employees in France. The Group has a total customer base of 298 million customers worldwide at 31 December 2023, including 254 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan « Lead the Future », built on a new business model and guided by responsibility and efficiency. « Lead the Future » capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).
For more information on the internet and on your mobile: www.orange.com, www.orange-business.com/, and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About BNP Paribas

BNP Paribas is the European Union’s leading bank and key player in international banking. It operates in 65 countries and has nearly 185,000 employees, including more than 145,000 in Europe. The Group has key positions in its three main fields of activity: Commercial, Personal Banking & Services for the Group’s commercial & personal banking and several specialised businesses including BNP Paribas Personal Finance and Arval; Investment & Protection Services for savings, investment and protection solutions; and Corporate & Institutional Banking, focused on corporate and institutional clients. Based on its strong diversified and integrated model, the Group helps all its clients (individuals, community associations, entrepreneurs, SMEs, corporates and institutional clients) to realise their projects through solutions spanning financing, investment, savings and protection insurance. In Europe, BNP Paribas has four domestic markets: Belgium, France, Italy and Luxembourg. The Group is rolling out its integrated commercial & personal banking model across several Mediterranean countries, Turkey, and Eastern Europe. As a key player in international banking, the Group has leading platforms and business lines in Europe, a strong presence in the Americas as well as a solid and fast-growing business in Asia-Pacific. BNP Paribas has implemented a Corporate Social Responsibility approach in all its activities, enabling it to contribute to the construction of a sustainable future, while ensuring the Group's performance and stability.

Press contacts

Orange

Emmanuel Gauthier - emmanuel2.gauthier@orange.com - +33(0)6 76 74 14 54

Tom Wright - tom.wright@orange.com - +33 (0)6 78 91 35 11

BNP Paribas

Astrid Sancho - astrid.sancho@bnpparibas.com - +33 (0)7 62 52 36 41

[1] According to eligibility conditions.

ORANGE

Date: February 27, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations